Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

26th July 2021

Vedanta Limited

Consolidated Results for the First Quarter

ended 30th June 2021

Record consolidated quarterly Revenue of ₹ 28,105 crore, up 79% Y-o-Y

Highest ever quarterly EBITDA of ₹ 10,032 crore, up 150% Y-o-Y

Attributable PAT (before exceptional items) at ₹ 4,280 crore, up 314% Y-o-Y

Net Debt at ₹ 20,261 crore, reduced by ₹ 6,989 crore Y-o-Y

Net Debt/EBITDA ratio at 0.6x, lowest in last 4 years

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the first quarter (Q1) ended 30th June 2021.

Financial Highlights

Q1 FY2022

•	Revenue of ₹ 28,105 crore, up 79% Y-o-Y

•	EBITDA of ₹ 10,032 crore, up by 150% Y-o-Y

•	Robust Industry leading EBITDA margin[1] of 41%

•	Att. PAT (before exceptional items) at ₹ 4,280 crore, up 314% Y-o-Y

Other Financial Highlights

•	Improved double-digit ROCE at c.22% up ~375 bps Q-o-Q

•	Net Debt/EBITDA at 0.6x, lowest in last 4 years

•	Net Debt at ₹ 20,261 crore, reduction of ₹ 6,989 crore compared to 30th June 2020

•	Strong liquidity position with total cash and cash equivalent at ₹ 31,318 crore

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 8

Results for the Quarter ended 30 June 2021

Operational Highlights

•	Aluminium & Power:

•	Highest ever quarterly Aluminium production of 549kt

•	Cost of production at $ 1,526 per tonne, up 20% Y-o-Y

•	Zinc India

•	Refined metal production of 236kt, up 17% Y-o-Y

•	Silver production at 161 tonnes, up 37% Y-o-Y

•	Zinc International:

•	Gamsberg highest ever quarterly MIC production of 46 kt, up 84% Y-o-Y

•	Gamsberg cost of production at $1,299/t, down 2% Y-o-Y

•	Oil & Gas:

•	Average gross operated production of 165 kboepd for Q1 FY2022

•	Gas production ramped up with new terminal fully operational.

•	Iron Ore:

•	Production of saleable ore at Karnataka at 1.4 million tons, up 53% Y-o-Y

•	Successful integration of recently acquired coke plant at Gujarat (Gujarat NRE Coke Limited) having capacity of 0.9 Mtpa

•	Steel:

•	Steel saleable production at 289 kt, up 8% Y-o-Y

•	FACOR:

•	3x ore production in Q1 FY22 vs June quarter last year, turnaround performance from mines

•	Copper India:

•	Due legal process is being followed to achieve a sustainable restart of the operations

Mr Sunil Duggal, Chief Executive Officer, Vedanta, said “We are happy to announce another strong quarter with continued momentum across all businesses. Our consolidated revenue was up 79% y-o-y at ₹ 28,105 crore and attributable profit after tax (before exceptional items) up 314% y-o-y at ₹ 4,280 crore. We delivered record operational performance, maintaining the trajectory of cost and volumes, driven by structural integration and technology adoption. Despite the uncertain market conditions, we have continued with our winning streak by reporting the highest ever quarterly EBITDA of ₹ 10,032 crore, up 150% y-o-y.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 8

Results for the Quarter ended 30 June 2021

Our priority remains supporting our employees, partners, and communities to navigate through these tough times by providing every possible medical & other required assistance. We are focused on the key value drivers and lowering our carbon footprint, to unlock a sustainable future growth for the company and maximize value for stakeholders.”

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

	Q1		% Change	Q4	% Change	FY2021
Particulars	FY2022	FY2021		FY2021
Net Sales/Income from operations	28,105	15,687	79%	27,874	1%	86,863
Other Operating Income	307	286	7%	332	(8%)	1,158
EBITDA	10,032	4,008	150%	9,107	10%	27,341
EBITDA Margin[1]	41%	28%	43%	38%	6%	36%
Finance cost	1,182	1,252	(6%)	1,325	(11%)	5,210
Investment Income	726	1,016	(29%)	860	(16%)	3,269
Exploration cost write off[2]	97	—	—	—	—	—
Exchange gain/(loss) - (Non operational)	(50)	(6)	—	(71)	(30%)	129
Profit before Depreciation and Taxes	9,428	3,766	—	8,571	10%	25,529
Depreciation & Amortization	2,124	1,733	23%	2,055	3%	7,638
Profit before Exceptional items	7,304	2,033	—	6,516	12%	17,891
Exceptional Items Credit/(Expense)[3]	(134)	(0)	—	(773)	(83%)	(678)
Profit Before Tax	7,170	2,033	253%	5,743	25%	17,213
Tax Charge/ (Credit)	1,935	511	—	(1,699)	—	2,334
Tax on Exceptional items/ (Credit)	(47)	(0)	—	(187)	(75%)	(154)
Profit After Taxes	5,282	1,522	247%	7,629	(31%)	15,033
Profit After Taxes before exceptional items	5,369	1,522	253%	8,216	(35%)	15,557
Minority Interest	1,059	489	—	1,196	(11%)	3,430
Attributable PAT	4,224	1,033	—	6,432	(34%)	11,602
Attributable PAT before exceptional items	4,280	1,033	314%	7,013	(39%)	12,151
Basic Earnings per Share (₹/share)	11.40	2.79	—	17.37	(34%)	31.32
Basic EPS before Exceptional items	11.55	2.79	—	18.94	(39%)	32.80
Exchange rate (₹/$) - Average	73.76	75.48	(2%)	72.95	1%	74.11
Exchange rate (₹/$) - Closing	74.28	75.29	(1%)	73.30	1%	73.30

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Pertains to unsuccessful exploration wells write off of Open Acreage Licensing policy (OALP) blocks at Cairn
3.	Exceptional Items Gross of Tax
4.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 8

Results for the Quarter ended 30 June 2021

Revenue

Revenue for Q1 FY2022 was at ₹ 28,105 crore, higher by 1% Q-o-Q, primarily due to improved commodity prices, partially offset by lower sales volume at Zinc India, Iron Ore & Steel and Copper business.

Revenue for Q1 FY2022 was higher by 79% Y-o-Y, primarily due to improved commodity prices and higher volumes across businesses.

EBITDA and EBITDA Margin

EBITDA for Q1 FY2022 was at ₹ 10,032 crore, higher by 10% Q-o-Q, primarily due to improved commodity prices, partially offset by lower volumes at Zinc India, Iron Ore & Steel business, and higher COP due to input commodity inflation.

EBITDA for Q1 FY2022 was higher by 150% Y-o-Y, primarily due to improved commodity prices and higher volumes across businesses. This was partially offset by higher COP due to input commodity inflation.

We had a robust EBITDA margin1 of 41% during the quarter compared to 28% in Q1 FY2021.

Depreciation & Amortization

Depreciation & amortisation for Q1 FY2022 was at ₹ 2,124 crore, higher by 3% Q-o-Q, primarily due to projects capitalization at Oil & Gas business and increase in ore production at Gamsberg.

Depreciation & amortisation for Q1 FY2022 was higher by 23% Y-o-Y, primarily on account of project capitalization at Oil & Gas business, higher ore production in Zinc business.

Finance Cost and Investment Income

Finance cost for Q1 FY2022 was at ₹ 1,182 crore, down by 11% Q-o-Q and 6% Y-o-Y, primarily due to lower average borrowings.

Investment Income for Q1 FY2022 was at ₹ 726 crore, down by 16% Q-o-Q, due to one-time investment income in Q4 FY2021.

Investment Income for Q1 FY2022 was down by 29% Y-o-Y, primarily due to Mark to Market movement and change in investment mix.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 8

Results for the Quarter ended 30 June 2021

Exceptional Items

Exceptional items for Q1 FY2022 was at ₹ 134 crore, primarily due to payment under amnesty scheme at Zinc India.

Taxes

The normalized ETR was 26% (excl. tax on exceptional items) compared to 28% (excl. tax on exceptional and one-off items) in Q4 FY2021, primarily on account of change in profit mix.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items for the quarter was at ₹ 4,280 crore.

EPS for the quarter before exceptional items was at ₹ 11.55 per share compared to ₹ 18.94 per share in Q4 FY2021 and ₹ 2.79 per share in Q1 FY2021.

Balance Sheet

We have robust cash and cash equivalents of ₹ 31,318 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks.

Gross debt was at ₹ 51,579 crore on 30th June 2021, decreased by ₹ 5,449 crore Q-o-Q. This was mainly due to deleveraging of Vedanta Limited Standalone.

Net debt was at ₹ 20,261 crore on 30th June 2021, decreased by ₹ 6,989 crore Y-o-Y and by ₹ 4,153 crore Q-o-Q, primarily driven by strong cash flow from operations post capex and inter-company loan repayment from Vedanta Resources.

•	CRISIL Ratings at AA- with stable outlook

•	India Ratings at AA- with stable outlook

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 8

Results for the Quarter ended 30 June 2021

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Vedanta has been recognized as ‘Great Place to Work-Certified’ organization from May 2021 to May 2022.

•	Hindustan Zinc has been awarded the ‘Most Sustainable Company in the Mining Industry – 2021’ by World finance at their Sustainability Awards 2021.

•	Hindustan Zinc’s Captive Power Plants at Chanderiya, Dariba, and Zawar were felicitated with the Gold Award at the SEEM National Energy Management Awards 2020.

•	Hindustan Zinc’s innovative solar plant wins CII’s ‘Best Application & Uses of Renewable Energy’ award 2021.

•	Cairn Oil & Gas, Ravva onshore and offshore fields was awarded the “Five Star” rating for the excellence in EHS (Environment, Health and Safety) practices in the large-scale industries.

•	Society of Energy Engineers and Managers (SEEM) awarded Jharsuguda Smelter I & II and 1,215 MW CPP with ‘SEEM National Energy Management Gold Award’.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 8

Results for the Quarter ended 30 June 2021

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:00 PM (IST) on July 26, 2021, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on July 26, 2021	India – 6:00 PM (IST)	Local Dial-in +91 7045671221 Toll free: 1800 120 1221, 1800 266 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114
	Singapore – 8:30 PM (Singapore Time)	Toll free number: 800 101 2045 Int’l Toll: +65 31575746
	Hong Kong – 8:30 PM (HKT)	Toll free number: 800 964 448 Int’l Toll: +852 30186877
	UK – 1:30 PM (UK Time) *	Toll free number: 0 808 101 1573 Int’l Toll: +44 2034785524
	US – 8:30 AM (Eastern Time) *	Toll free number: 1 866 746 2133 Int’l Toll: +1 3233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=4977740&linkSecurityString=11e16eb430

Call Recording	Will be available on website 27th July’21 onwards

*	Considering Daylight savings

For further information, please contact:

Investor Relations Varun Kapoor Director – Investor Relations	Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Raksha Jain Manager – Investor Relations

Communications Ms. Roma Balwani Director – Communications and Brand roma.balwani@vedanta.co.in	Mr. Abhinaba Das abhinaba.das@vedanta.co.in

Mr. Anirvan Bhattacharjee / Lennon D’Souza Adfactors PR	Tel: +91 22 67574444 / +91 11 40565100 adfactorsvedanta@adfactorspr.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 8

Results for the Quarter ended 30 June 2021

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programmes with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please visit www.vedantalimited.com.

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 8